Exhibit 99.1

Ballard Celebrates 40-Year Corporate Anniversary

  A global leader in the fuel cell industry
  Paving the way for widespread adoption of sustainable, zero-emission mobility solutions

VANCOUVER, May 22, 2019 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced a celebration of the 40-year anniversary since its founding in 1979 (www.ballard.com). The Company is hosting a celebratory reception at its headquarters today, with a number of dignitaries in attendance including Mr. Paul Howard, a Ballard co-founder and energy visionary. Recognition of Ballard's longevity is also part of the 2019 Impulse Summit for Hydrogen and Fuel Cells (https://hyfcell.com), being held this week at the Sheraton Vancouver Wall Center.

Ballard - Celebrating 40 Years (CNW Group/Ballard Power Systems Inc.)

Ballard Power Systems was founded in Vancouver by Geoffrey Ballard, Keith Prater and Paul Howard to conduct research and development of high-energy lithium batteries. Four years later, after a research breakthrough, proton exchange membrane (PEM) fuel cells became a primary focus of the company's work and Ballard has since established itself as a global leader in the PEM fuel cell industry. Ballard's IPO and listing on the Toronto Stock Exchange occurred in 1993 and the Company was subsequently listed on the Nasdaq exchange in 1995. For further details regarding key milestones in the Company's history, please visit http://ballard.com/about-ballard/our-history.

Mr. Paul Howard, Co-founder of Ballard Power Systems commented in a recent interview, "It takes time for new technologies to really manifest themselves into practical use …. So, I say to the doubters: we need the benefits of hydrogen. For humankind to survive, we need hydrogen, which is essentially a limitless source of energy."

Randy MacEwen, Ballard President and CEO stated, "At Ballard, our vision is simple and enduring – we deliver fuel cell power for a sustainable planet. What has changed today is the ability to point to numbers – actual technology and products operating in the field. The industry today is powering over 25,000 fuel cell forklifts, more than 12,000 fuel cell cars, and over 2,000 fuel cell buses and commercial trucks, all of which are operating in the field. Two or three years ago, those numbers would have been de minimis. So for the first time in our 40-year history, we can point to real market adoption happening."

Mr. MacEwen continued, "At the same time, the technology has been validated. We've delivered dramatic cost reduction on the technology and product front while also seeing significant performance improvements. The next leg of cost reduction will continue to include innovations – technology, product and manufacturing innovations and improvements that will drive costs down – but it will also include, for the first time, the benefits of scaling and supply chain. There is mounting evidence that the shift to zero-emission transportation is accelerating and that fuel cell electric vehicles, or FCEVs, will play an integral role."

Over its history, Ballard has invested more than $1 billion in research and development to advance PEM fuel cell technology and has produced over 5 megawatts of PEM fuel cell products. Today Ballard's 700+ employees design, manufacture and sell fuel cell products that contribute to CO2 emission reductions in various mobility applications.

Ballard believes there are large and attractive addressable markets and use cases for Heavy and Medium Duty Motive applications – such as city buses, coaches, delivery trucks, drayage trucks, long-haul trucks, trains, trams and certain marine applications – where FCEVs offer a strong value proposition. These vehicles require long daily range, fast refueling, carry a heavy payload and also enable zero-emissions. Ballard expects early adoption in markets where the value proposition is strongest and where the barriers to hydrogen refueling infrastructure are lowest, such as centralized depot refueling.  These market segments are now bracing for a shift away from pure diesel vehicles into alternative powertrain systems.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning planned product deployments, provision of services, market adoption and demand for our products and available subsidies. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:15e 22-MAY-19